EXHIBIT 99.2

LEVON RESOURCES LTD.

Management Information Circular

Meeting Date:
Friday, September 21, 2012 at 11:00 a.m. (Vancouver time)

Terminal City Club
837 West Hastings Street
Vancouver, BC V6C 1B6

LEVON RESOURCES LTD.
Suite 900 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel:  (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED August 17, 2012

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of LEVON RESOURCES LTD. (the “Company”) for use at the annual general and special meeting of shareholders of the Company (the “Meeting”) to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Friday, September 21, 2012, at 11:00 a.m. (Vancouver time) and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders.

Notice of the Meeting was provided to the securities commissions in each jurisdiction where the Company is a reporting issuer under applicable securities laws.

In this Information Circular, references to “the Company”, “we” and “our” refer to Levon Resources Ltd. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company. The Company has made arrangements for intermediaries to forward solicitation materials to the Beneficial Shareholders of the Common Shares held of record by those intermediaries and the Company may reimburse the intermediaries for reasonable fees and disbursements incurred by them in so doing.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder’s behalf.

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company (the “Management Designees”). If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting other than either of the Management Designees. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated Proxy is delivered to the office of Valiant Trust Company, 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)	executing a proxy bearing a later date; or

(b)	executing a valid notice of revocation;

either of the foregoing to be executed by the registered shareholder or the shareholder’s authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Valiant Trust Company, or at the address of the registered office of the Company at 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the date that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(c)	by the registered shareholder personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The Management Designees named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The Proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the Management Designees will vote the Common Shares represented by the Proxy at their own discretion for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each Management Designee intends to vote thereon in accordance with the Management Designee’s best judgment.

Proxy Voting Options

If you are a registered shareholder, you may elect to submit a proxy in order to vote whether or not you are able to attend the Meeting in person. In order to vote by mail, you must complete, date and sign the Proxy and return it to the Company’s transfer agent, Valiant Trust Company, 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting material. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

If you are a Beneficial Shareholder, the form of proxy supplied to you by your broker (or its agent) is similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Communications Solutions Canada (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a proxy provided by the Company. The voting instruction form will name the Management Designees to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. It must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of your broker), you may attend the Meeting as proxyholder for your broker and vote the Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return same to your broker (or your broker’s agent) in accordance with the instructions provided by your broker (or your broker’s agent), well in advance of the Meeting.

Alternatively, you may request in writing that your broker send you a legal proxy which would enable you, or a person designed by you, to attend the Meeting and vote your Common Shares.

If any shareholder receives more than one proxy or voting instruction form, it is because that shareholder’s Common Shares are registered in more than one form.  In such cases, shareholders should sign and submit all proxies or voting instruction forms received by them in accordance with the instructions provided.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the appointment of the auditor, the election of directors and the approval of the amendments to the Company’s stock option plan as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s board of directors (the “Board”) has fixed August 17, 2012, as the record date (the “Record Date”) for determination of shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver the Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 17, 2012, the Company had outstanding 199,754,423 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. The Company has no other classes of voting securities.

To the knowledge of the Company’s directors and executive officers, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attaching to the outstanding Common Shares of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. “Disinterested Shareholder Approval” will exclude the votes of insiders of the Company and their associates and affiliates. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended March 31, 2012, (the “Financial Statements”), together with the auditor’s report thereon, will be presented to the shareholders at the Meeting.

The following documents have been filed with the securities commission or similar regulatory authority in each of the Provinces of Canada, except Quebec:

a)	audited financial statements for the year ended March 31, 2012;

b)	auditor’s report thereon; and

c)	management discussion and analysis for the year ended March 31, 2012.

Shareholders may obtain copies of these documents upon request without charge from the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.  These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

ELECTION OF DIRECTORS

The Board currently consists of eight (8) directors. Management proposes to fix the number of directors of the Company for the ensuing year at seven (7) and to nominate the persons listed below for election as directors.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act or the articles of the Company, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management does not contemplate that any of the nominees will be unable to serve as director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of management’s nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of Common Shares of the Company which each beneficially owns, or controls or directs, directly or indirectly.

Nominee Position with the Company and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director of the Company Since	Committee Membership	Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly(2)
William C. Glasier Mill Bay, BC Canada Director	Mining Executive; President of Mill Bay Ventures Inc.	May 22, 1990	Compensation Committee & Governance and Nominating Committee	362,381
Gary Robertson Moncton, NB Canada Director	Provincial manager for Dundee Wealth Management and Financial Planner for Dundee Private Investors	August 3, 2005	Audit Committee & Compensation Committee	940,836 (3)
Ron Tremblay Cabo San Lucas, Mexico Director, President and CEO	President and CEO of the Company	September 7, 2006	N/A	18,671,500 (4)
Victor Chevillon Reno, NV USA Director & Vice-President Exploration	Consulting Exploration Geologist	September 6, 2007	N/A	1,160,750
Ron Barbaro Toronto, Ontario Canada Chairman & Director	Member of the Order of Ontario and chairman & director of several reporting issuers	July 9, 2010	Audit Committee & Governance and Nominating Committee	840,000(5)
Carlos Fernandez Mazzi La Florida, La Paz Bolivia Director	President and CEO of Dicon Gold Inc.	May 15, 2012	N/A	20,000
Robert Roberts Toronto, Ontario Canada Director	CEO and co-owner of Channel Control Merchants, LLC	September 23, 2011	Audit Committee & Compensation Committee	351,000

(1)
The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

(2)
The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is not within the knowledge of the management of the Company and is based on information furnished by Computershare Investor Services Inc., the registrar and transfer agent of the Company, and by the nominees themselves.

(3)	Gary Robertson holds 364,294 Common Shares indirectly through 058907 NB Ltd., a company of which he is the sole shareholder.
(4)
Ron Tremblay holds 18,171,500 Common Shares indirectly through Stone’s Throw (Barbados) Ltd., a company of which he is the sole shareholder.  The remaining 500,000 Common Shares held by Ron Tremblay are held indirectly through Stone’s Throw Capital Corp., a company of which he is the sole shareholder.

(5)	Ron Barbaro holds 100,000 Common Shares indirectly through Barbaro Enterprises Ltd., a company of which he is the sole shareholder.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the Company, no proposed director of the Company is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, Chief Executive Officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, Chief Executive Officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, Chief Executive Officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or chief financial officer.

No proposed director is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person now acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a security regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for that proposed director.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The only compensation plan under which equity securities are authorized for issuance as at the fiscal year ended March 31, 2012 is the Company’s stock option plan. The stock option plan was previously approved by the shareholders of the Company on September 23, 2011.  The table below summarizes information in relation to the Company’s stock option plan as at the fiscal year ended March 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	13,965,000	$1.38	6,010,442
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total:	13,965,000	$1.38	6,010,442

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose the corporate governance practices that they have adopted according to guidance provided pursuant to National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”).

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted NP 58-101, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by reporting issuers of their corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board facilitates its independent supervision over management by choosing management who demonstrate a high level of integrity and ability and by having strong independent Board members. The independent directors are able to meet at any time without any of the non-independent directors being present. Further supervision is performed through the Audit Committee, who may meet with the Company’s auditors without management being in attendance.

Directors are considered to be “independent” if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board has considered the relationship of each director to the Company and currently considers five of the eight directors to be independent (Messrs. Glasier, Robertson, Barbaro, Wolfin and Roberts). With the nominees put forth for election, the Company will continue to have a majority independent Board, as five of seven directors are independent. In accordance with section 1.4 National Instrument 52-110 Audit Committees (“NI 52-110”), Messrs. Tremblay and Chevillon are precluded from being considered independent as they are executive officers of the Company.

The Board meets at least once each calendar quarter and following the annual meeting of shareholders.  The frequency of the meetings and the nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time.  During the year ended March 31, 2012, the Board met four times.

To facilitate the functioning of the Board independently of management, the Audit Committee, Compensation Committee and Governance and Nominating Committee consist entirely of independent directors.  When appropriate, members of management are not present for the discussion and determination of certain matters at meetings of the Board.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Directorships

The participation of the directors in other reporting issuers is described in the following table:

Name of Director	Names of Other Reporting Issuers of which the Director is a Director
William Glasier	Mill Bay Ventures Inc. and Bralorne Gold Mines Ltd.
Gary Robertson	Avino Silver & Gold Mines Ltd., Mill Bay Ventures Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd. and Sage Gold Ltd.
David Wolfin	Avino Silver & Gold Mines Ltd., Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Mill Bay Ventures Inc. and Cresval Capital Corp.
Ron Barbaro	The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.

Board of Directors Attendance

There were four formal meetings of the Board between April 1, 2011 and March 31, 2012.  The attendance record for each director at such meetings is as follows:

Director(1)	Number of Meetings Attended/Number of Board Meetings in the year when the individual was a director
William Glasier	4/4
Ron Tremblay(2)	3/4
Gary Robertson	4/4
David Wolfin	3/4
Victor Chevillon	3/4
Ron Barbaro	4/4
Robert Roberts(3)	3/3
J. Trevor Eyton(4)	0/0
Robert Cameron(4)	0/0
Geoffrey Chater(4)	0/0

(1)	Mr. Mazzi was appointed director on May 15, 2012.
(2)
Mr. Tremblay’s absence at one of the Board meetings was due to the fact that the sole purpose of the Board meeting was to consider a related party transaction in respect of which Mr. Tremblay was an interested party. As such, Mr. Tremblay was asked not to attend the meeting.

(3)	Mr. Roberts was appointed director on September 23, 2011.
(4)	Mr. Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company on April 11, 2011.

In addition, certain of the Board’s decisions during the year ended March 31, 2012 were passed by way of written resolution following informal discussions among the directors and management.  There were also a number of informal meetings of the Board.

Board Practices

The Board is currently comprised of eight directors and following the meeting, it is expected that the Board will be comprised of seven directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its proposed size.  The Chairman of the Board is no longer a member of management and is considered independent within the meaning of NI 58-101.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the annual general meeting held on September 23, 2011, the shareholders elected Messrs. Chevillon, Glasier, Robertson, Tremblay, Barbaro, and Wolfin as directors.  The Board appointed Robert Roberts as director on September 23, 2011 and Carlos H. Fernandez Mazzi as director on May 15, 2012.

Procedures are in place to allow the Board to function independently and to facilitate open and candid discussion among its independent members.  The Board and its committees conduct in camera sessions, at which members of management are not present.  The in camera sessions are intended not only to encourage the Board and its committees to independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board.  At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems.  The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. A formal mandate for the Board, the Chief Executive Officer and the Chief Financial Officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the Board.  The Board meets as required. The Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Position Descriptions

The Board has three (3) committees: the Audit Committee, the Compensation Committee and, the Governance and Nominating Committee.  The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee.  Because the size and nature of the Company’s business allows each director to understand his role in progressing the Company’s operations, the Board has not yet developed written position descriptions for the Chair of each Board committee.

The Board has not developed a written position description for the Chairman of the Board; however, the role of the Chairman of the Board is well established.  The responsibilities of the Chairman include the efficient operation of the Board, ensuring that the Board is alert to its obligations to the Company, providing leadership to the Board, as well as chairing meetings of the Board.

The Board has not developed a written position description for the Chief Executive Officer, however the established role of the Chief Executive Officer is to provide leadership and vision for the Company, to oversee the executive management of the Company, to develop long term and short term strategic plans, financial and operating plans, to report to the Board and Shareholders and to manage relationships with stakeholders.

Orientation and Continuing Education

Given the Company’s size and stage of development, the Company has not yet established a formal orientation policy for new Board members.  However, the Board ensures that new directors are provided with access to the policies of the Board and other relevant corporate and business information.  Directors are also kept informed as to matters impacting, or which may impact, the Company’s operations through regular communications from management and reports and presentations given by management and employees at Board meetings.  The current directors of the Company, who are experienced in boardroom procedures and corporate governance and have a good understanding of the Company’s business, are also available to any new directors to provide information regarding the Company’s business and to answer any questions new directors may have.

Ethical Business Conduct

The Board considers the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest as sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board has adopted a Code of Business Practice & Conduct which requires that the Company’s directors, officers and employees maintain the highest level of integrity in their dealings with each other and with the public on behalf of the Company.

The Code of Business Practice & Conduct is attached as Schedule “B” to this Information Circular and is also available on our website at www.levon.com.

While the Company has not yet adopted a formal whistleblower policy, the Board relies upon the integrity of the Company’s directors, officers and employees to comply with the Code of Business Practice & Conduct and the directors will take action where any breach of the Code is brought to their attention.  Directors, officers, employees and consultants of the Company are encouraged to report violations of the Code to the Governance and Nominating Committee Chairman or our outside legal counsel.

Nomination of Directors

The Board does not have a formal process for identifying new candidates for Board nomination.  The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The process for identifying and recommending the nomination of new Board candidates is set forth in the Governance and Nominating Committee Charter.  Annually, the Governance and Nominating Committee, together with the Chairman of the Board and the Chief Executive Officer, provides the Board with a list of individuals recommended for election to the Board at the annual meeting of shareholders.  Before recommending a candidate, replacement or additional director, the Governance and Nominating Committee will review his or her qualifications, availability to serve, conflicts of interest and other relevant factors.

Governance and Nominating Committee

The Governance and Nominating Committee acts in an advisory capacity to the Board with respect to governance and nominating matters.  The purpose of the Governance and Nominating Committee is to:

•	manage the corporate governance system for the Board;

•	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and ‘codes of best practice’ of corporate behaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Board and management of the Company;

•	review the Chief Executive Officer’s succession plan;

•	recommend to the Board nominees for appointment of the Board;

•	lead the Board’s annual review of the Chief Executive Officer’s performance; and

•	annually review and set an agenda of the Board on an ongoing basis.

The Governance and Nominating Committee currently consists of three independent directors (Messrs. Barbaro, Glasier and Wolfin). Following the Meeting, the Board will appoint an independent director to replace Mr. Wolfin.

The Company has adopted the Governance and Nominating Committee Charter, which is attached as Schedule “D” to this Information Circular.

Compensation Committee

The Compensation Committee recommends to the Board the compensation of the Company’s directors and the Chief Executive Officer which the Compensation Committee feels is suitable.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The Compensation Committee currently consists of three independent directors (Messrs. Robertson, Roberts and Glasier).  All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

The Company has adopted the Compensation Committee Terms of Reference (the “Terms of Reference”), which are attached as Schedule “C” to this Information Circular.  The Terms of Reference ensure that independent directors determine and review the compensation of executives on behalf of the Board and design the compensation policies and packages so as to attract, retain, and motivate quality employees while not exceeding market rates.

Assessments

The Board does not perform regular assessments of the Board, its committees and individual directors. In order to satisfy itself that the Board, its committees and individual directors are performing effectively, the Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not to any substantial degree performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company.  None of the proposed nominees for election as a director of the Company, or any associate of any director, executive officer or proposed nominee, was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company.

The Company and its subsidiaries have not provided any guarantee, support agreement, letter of credit or other similar arrangement or understanding for any indebtedness of any of the Company’s directors, executive officers, proposed nominees for election as a director, or associates of any of the foregoing individuals as at the date hereof or at any time during the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An “informed person” means: (a) a director or executive officer of the Company (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction, or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Composition

The Audit Committee currently consists of three directors (Messrs. Robertson, Roberts and Barbaro). All of the members are independent, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

The Audit Committee assists the Board in its oversight of the Company’s consolidated financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

Charter

The Board has adopted an Audit Committee Charter which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

•
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;
•	the engagement, evaluation, remuneration, and termination of the external auditors;
•	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
•	its relationship with and expectations of the internal auditor;
•	its oversight of internal control;
•	disclosure of financial and related information; and
•	any other matter that the Audit Committee feels is important to its mandate or that which the board chooses to delegate to it.

The Audit Committee Charter is attached as Schedule “E” to this Information Circular.

Relevant Education and Experience

Mr. Gary Robertson, Mr. Ron Barbaro and Mr. Roberts are directors of other reporting issuers which face the breadth and level of complexity of issues which can reasonably be expected to be raised by the Company’s financial statements. In such capacities, they have developed an understanding of the accounting principles used by the Company to prepare its financial statements and in connection with the accounting for estimates, accruals and reserves and of internal controls and procedures used for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading “External Auditors” in the Company’s Audit Committee Charter.

Reliance on Certain Exemptions

The Company’s auditors, Smythe Ratcliffe LLP, Chartered Accountants, have not provided any material non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Smythe Ratcliffe LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2012	Fees Paid to Auditor in Year Ended March 31, 2011
Audit Fees(1) (5)	$80,500	$100,000
Audit-Related Fees(2) (5)	Nil	$58,000
Tax Fees(3) (5)	$7,000	$10,000
All Other Fees(4)	Nil	Nil

(1)
“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include review of the Company’s Form 20-F and other assurance related services not contained under “Audit Fees”.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.
(5)	Fees are estimated for the year ended March 31, 2012.

APPOINTMENT OF AUDITOR

Management recommends that shareholders vote to appoint Smythe Ratcliffe LLP, Chartered Accountants, of Suite 700 –355 Burrard Street, Vancouver, British Columbia, V6C 2G8, as auditor for the Company and to authorize the directors to fix their remuneration.

PARTICULARS OF MATTERS TO BE ACTED UPON

AMENDMENT OF STOCK OPTION PLAN

The Company received shareholder approval at its last annual general and special meeting held on September 23, 2011 of a “rolling” stock option plan (the “Plan”) whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. As at August 17, 2012, this represents 19,975,442 Common Shares available under the Plan.  As at August 17, 2012, there were 14,690,000 Common Shares (7.35% of the issued and outstanding Common Shares) reserved and listed for issuance upon the exercise of outstanding options.  Accordingly, 5,285,422 unallocated Common Shares remain available for reservation and listing upon grant of additional options under the Plan, representing approximately 2.65% of the issued and outstanding Common Shares.  The policies of the Toronto Stock Exchange (the “TSX”) require shareholders to approve the Plan every three years, and as such, the next scheduled approval of the Plan will be at the 2014 annual general meeting of the Company.

The purpose of the Plan is to provide directors, senior officers and employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan currently provides that the Board may, subject to the prior approval of the applicable exchange, if required, amend or revise the terms of the Plan, but no such amendment shall adversely affect any option previously granted to an optionee under the Plan without the consent of such optionee. Any amendment to the Plan or options granted pursuant to the Plan is subject to shareholder approval.

Subject to shareholder approval at the Meeting, various amendments will be made to the Plan (as amended and restated, the “Amended Plan”). The Amended Plan includes the following amendments:

1.
Vesting of Options. The Plan currently provides for the immediate vesting of options on the grant date. The Amended Plan provides for the vesting of options over a one year period or otherwise as determined by the Board at the time of grant.

2.	Tax Withholdings. The Amended Plan provides additional powers to the Board with respect to the withholding of tax and other required deductions in connection with the exercise of an option.

3.
Blackout Period.  The Amended Plan allows for the extension of options that expire during a blackout period imposed by the Company for a period of 10 business days following the cessation of the blackout period.

4.
Amendments. The Amended Plan permits the Board to amend or discontinue the Amended Plan or options granted thereunder at any time without shareholder approval, provided any amendment to the Plan that requires approval of any applicable exchanges may not be made without approval of such applicable exchanges. However, shareholder approval will be required for changes to the Amended Plan that (a) increase the percentage of shares issuable on exercise of outstanding options at any time; (b) reduce the exercise price of any outstanding options or in respect of the cancellation or re-issue of options; (c) extend the term of any outstanding options beyond the original expiry date of such options unless such extension is due to a blackout period being in effect; (d) increase the maximum limit on the number of securities that may be issued to insiders pursuant to the Amended Plan; (e) permit an optionee to transfer or assign options to a new beneficial holder, other than for estate settlement purposes; or (f) amend the Amended Plan’s amendment provisions.  Furthermore, no amendment to the Amended Plan or options granted pursuant to the Amended Plan may be made without the consent of an optionee, if it adversely alters or impairs any options previously granted to such optionee under the Amended Plan.

The Amended Plan will continue to govern options granted under the Plan prior to its amendment. The Amended Plan has received conditional TSX approval.

Other principal features of the Amended Plan are as follows:

1.	Eligible participants include directors, senior officers and employees of, and certain other persons who provide services to, the Company and its subsidiaries (“Eligible Participants”).

2.
The number of Common Shares which may be issuable under the Amended Plan and all of the Company’s other previously established or proposed share compensation arrangements within a one-year period is limited under the Amended Plan, as follows:

a.	no more than 5% of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis to any one optionee; and

b.	no more than 2% of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis to consultants and persons undertaking investor relations activities.

Absent disinterested shareholder approval, the maximum percentage of Common Shares that may be reserved for issuance at any time or issued within one year to insiders pursuant to the Amended Plan and all other established or proposed security based compensation arrangements of the Company is 10% of the outstanding Common Shares.  Absent disinterested shareholder approval, the maximum percentage of Common Shares that may be issuable within one year to any one insider and the insider’s associates pursuant to the Amended Plan and all other established or proposed security based compensation arrangements of the Company is 10% of the outstanding Common Shares.

3.	The exercise price for an option shall be equal to, and shall not be less than, the closing price per Common Share on the trading day immediately preceding the grant date.

4.	The term for each option shall be set by the Board at the time of issue of the option and shall not be more than five years after the grant date.

5.	Under the Plan if an optionee ceases to be an Eligible Person, his, her or its option shall be exercisable as follows:

a.
if the optionee ceases to be an Eligible Person, due to his or her death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the option held by such optionee shall be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date of such option;

b.
if the optionee, or in the case of a management company employee or a consultant, the optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant, the optionee’s employer, is employed or engaged, any outstanding option held by such optionee on the date of termination shall be cancelled as of that date; or

c.
if the optionee or, in the case of a management company employee or a consultant, the optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his, her or its termination by the Company other than for cause, or due to his, her or its voluntary resignation, the option then held by the optionee shall be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of the expiry date and the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee or, in the case of a management company employee or a consultant, the optionee’s employer, ceases to be an Eligible Person.

6.	No optionee may assign any of his, her or its rights under the Amended Plan or any option granted thereunder.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the amendments to the Company’s stock option plan, dated for reference September 21, 2012, as more particularly described in the Company’s Information Circular dated August 17, 2012, be ratified and approved.”

In accordance with the policies of the TSX, the Amended Plan must be approved by the majority of votes cast at the Meeting on the resolution. The directors of the Company believe that passing of the above resolution is in the best interest of the Company and recommend that shareholders of the Company vote FOR the resolution approving the Amended Plan.

RE-PRICING OF ELIGIBLE OUTSTANDING STOCK OPTION

As a development stage company, Levon relies heavily on incentive stock options as a means of attracting and retaining employees and consultants rather than the large salaries and bonuses, pension contributions and profit sharing plans relied upon for this purpose by more established companies.  Despite the current global economic downturn, demand for knowledgeable, experienced and motivated personnel in the mining resource sector remains high, and attracting and retaining such employees and consultants in a competitive environment is one of Levon’s biggest challenges.

The stated goal of the incentive stock option plan approved by the Company’s shareholders is to attract and retain qualified personnel to work for the Company.  However, most of Levon’s outstanding options no longer accomplish this goal.  The worldwide decline in stock prices has affected Levon’s stock price, as it has the stock prices of most other issuers, and the majority of Levon’s outstanding stock options now have exercise prices which exceed three to four times the current market price of Levon’s shares.  Such options provide no incentive to their holders, as they are so far out of the money, there is no prospect of their exercise in the foreseeable future regardless of Levon’s success.  It is also unfair to existing employees and consultants that people joining the Company now are entitled to receive options priced at the current market price, while long standing Levon personnel have options which effectively have no value.

The Board has authorized the amendment of the exercise price of the following outstanding stock options to a price of $0.75 per share, in order to more accurately reflect the current market price of the Company’s shares, and to provide an incentive to the Board and the Company’s employees and consultants to diligently pursue the affairs of the Company during this more difficult time.  The closing price of the Company’s Common Shares on August 17, 2012 was $0.35.

It is proposed that the exercise price of the following incentive stock options will be amended to $0.75 per share, effective immediately:

Options affected by Proposed Re-Pricing by Grant Day & Exercise Price

Name of Optionee	Insider (Yes/No)	Grant Date	No. of Options	Current Exercise Price	Reduced Exercise Price per Option	Expiry Date
Robert Roberts	Yes	Oct 3, 2011	200,000	$1.50	$0.75	Oct 3, 2016
Agrippa Capital Corp.	No	Nov 15, 2010	500,000	$1.25	$0.75	Nov 15, 2013
Stone’s Throw (Barbados) Ltd.	Yes	Mar 25, 2011	5,000,000	$1.65	$0.75	Mar 25, 2016
Victor Chevillon	Yes	Mar 25, 2011	2,000,000	$1.65	$0.75	Mar 25, 2016
Bill Glasier	Yes	Mar 25, 2011	150,000	$1.65	$0.75	Mar 25, 2016
Gary Robertson	Yes	Mar 25, 2011	200,000	$1.65	$0.75	Mar 25, 2016
Intermark Capital Corp.	Yes	Mar 25, 2011	100,000	$1.65	$0.75	Mar 25, 2016
Ron Barbaro	Yes	Mar 25, 2011	300,000	$1.65	$0.75	Mar 25, 2016
Dorothy Chin	Yes	Mar 25, 2011	50,000	$1.65	$0.75	Mar 25, 2016
Dave Greenen	No	Mar 25, 2011	50,000	$1.65	$0.75	Mar 25, 2016
Sarah Emery	No	Mar 25, 2011	10,000	$1.65	$0.75	Mar 25, 2016
Charles Daley	No	Mar 25, 2011	10,000	$1.65	$0.75	Mar 25, 2016
Winnie Pan	No	Mar 25, 2011	10,000	$1.65	$0.75	Mar 25, 2016
Glorian Chan	No	Mar 25, 2011	10,000	$1.65	$0.75	Mar 25, 2016
Greg Agar	No	Mar 25, 2011	50,000	$1.65	$0.75	Mar 25, 2016
Steve Voelpel	No	Mar 25, 2011	100,000	$1.65	$0.75	Mar 25, 2016
TOTAL:			8,740,000

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
the Company be and is hereby authorized, at the discretion of the Board to amend the exercise price of previously granted option agreements, to certain directors, officers, employees and consultants of the Company, without further approval by the shareholders; all in accordance with the policies of the TSX;

2.
any one of the directors or officers of the Company is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director to give effect thereto.”

The Board believes that passing of the above resolutions is in the best interest of the Company and recommends that shareholders of the Company vote FOR the re-pricing of stock options.

Insiders to whom shares may be issued under the amended options, and their respective associates and affiliates, will abstain from voting on the foregoing resolution.  The approval of the majority of disinterested shareholders of the Company is therefore sought.

As a result, at the Meeting, the votes attaching to the 23,080,110 shares held by insiders and their associates will not be counted.  In the event of a negative vote by the shareholders with respect to the proposed amendments, management reserves the right to submit such resolutions pertaining to incentive stock options to the next general meeting of the shareholders.  Reference is made to the section captioned “Election of Directors” for further details with respect to the present positions of the aforesaid persons and the number of shares held in the Company.

Other Matters

As of the date of this Information Circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com. Financial information on the Company is provided in the Company’s comparative financial statements and management discussion and analysis of the most recently completed financial year ended March 31, 2012. Copies of the Company’s financial statements and management discussion and analysis may be obtained upon request from the Company to the attention of the Corporate Secretary at Suite 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Tel (604) 682-3701.

Approval and Certification

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Directors’ Approval

The Board of the Company has approved the contents of this Management Information Circular and its distribution to each shareholder entitled to receive notice of the Meeting.

Dated at Vancouver, British Columbia, this 17th day of August, 2012.

“Ron Tremblay”
___________________________
Ron Tremblay
President and Director

SCHEDULE “A”

Form 51-102F6
Statement of Executive Compensation
(for the year ended March 31, 2012)

LEVON RESOURCES LTD.

For purposes of this Statement of Executive Compensation, “NEO” or “named executive officer” means each of the following individuals:

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s, including any of its subsidiaries’, three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year.

Based on the foregoing definition, during the last completed fiscal year of the Company, there were four Named Executive Officers, namely, its CEO & President, Ron Tremblay, its CFO, Annie Chan, its former CFO, Lisa Sharp and its Vice President Exploration, Victor Chevillon.

1)	COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and granting incentive stock options to the NEOs.  The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The three components of the compensation package are included to enable the Company to meet different objectives.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees.  The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The compensation of the NEOs is reviewed and recommended for Board approval by the Company’s Compensation Committee.  Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), William Glasier and Robert Roberts, all of whom are independent directors, applying the definition set out in Section 1.4 of NI 52-110. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources.  The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary.  In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 1, 2007, against the cumulative total return of the S&P/TSX Composite Index over the five most recently completed financial years. The Company did not pay any dividends during this period.

	April 1, 2007	April 1, 2008	April 1, 2009	April 1, 2010	April 1, 2011	April 1, 2012
Levon Resources Ltd.	100	71	79	489	905	363
S&P/TSX Composite	100	101	67	92	107	94

Cumulative shareholder return on an investment in the Common Shares generally declined between 2007 and 2008, during which period Named Executive Officers were not paid salaries.  Shareholder return increased dramatically between 2009 and 2011 and compensation of the Named Executive Officers also increased.  In the past year, cumulative shareholder return on the Common Shares has generally declined.  During the same period, salaries of Named Executive Officers increased in order to provide the competitive levels of compensation necessary to attract and retain executive talent; however, total executive compensation decreased as a result of Named Executive Officers being granted fewer stock options during the 2012 fiscal year.

2)	SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended March 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
Ron Tremblay* Director, President & CEO	2010 2011 2012	$50,000 $165,000 $290,000	NIL NIL NIL	NIL $8,367,950 NIL	NIL $250,000 $550,000	NIL NIL NIL	NIL NIL NIL	$50,000 $8,782,950 $840,000
Annie Chan CFO	2010 2011 2012	NIL NIL $757	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL $757
Lisa Sharp ** Former CFO	2010 2011 2012	$13,567 $20,900 $32,240	NIL NIL NIL	$28,460 $110,640 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$42,027 $131,540 $32,240
Victor Chevillon*** VP Exploration	2010 2011 2012	$117,992 $211,063 $245,676	NIL NIL NIL	$90,320 $3,270,150 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$208,312 $3,481,213 $245,676

(1)	The Company does not currently have any share-based award plans.
(2)
The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model.  The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies.  The Company used the following weighted average assumptions in the model to determine the awards recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 112.83%; Risk Free Interest Rate –1.96%.  If the Company’s share price at the date of this circular is used to value the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2011 using the Black-Scholes Option Pricing Model, their value would be $758,584 and $292,285, respectively.  Assuming the proposed re-pricing of the stock options is approved at the Meeting, the Black-Scholes valuation of the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2011 would be $1,446,658 and $578,663, respectively. Notwithstanding that the Black-Scholes Option Pricing Model gives a positive valuation for the stock options disclosed in the above table, the Company’s share price did not exceed the exercise price of any of the options held by the Company’s Named Executive Officers either on the grant dates of the options or as at the date of this circular, and so the options were not “in the money” on such dates.  Had such options been exercised either on their respective grant dates or on the date of this circular, the option holders would not have been able to exercise their options and realize a profit by selling the underlying option shares at the then prevailing market price.

(3)	The Company’s sole non-equity incentive plan is the payment of discretionary annual cash bonuses.
(4)	The Company does not have any pension plans.
* Mr. Tremblay is a director of the Company and has served as its President since November 29, 2006 and as its CEO since September 11, 2009.  None of the compensation received by Mr. Tremblay relates to his role as director.
** Ms. Sharp was formerly CFO of the Company.  On March 26, 2012, she resigned as CFO and Ms. Chan was appointed CFO.
***Mr. Chevillon is a director of the Company and has served as its VP Exploration since February 24, 2009.  None of the compensation received by Mr. Chevillon relates to his role as director.

Annual Base Salary

Base salaries for NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The annual base salary paid to NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and the Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.  The Company does not have a long-term incentive plan.

Option Based Awards

Option based awards are in the form of incentive stock options.  The objective of incentive stock options is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company’s issued capital from time to time.  For details of the stock option please refer to “Particulars of Matters to be Acted Upon – Amendment of Stock Option Plan” in the Information Circular.

The stock option plan is administered by the Compensation Committee. The process the Company uses to grant option based awards is upon the recommendations of the Compensation Committee. The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and NEOs which the Compensation Committee feels is suitable.  All previous grants of option-based awards are taken into account when considering new grants.

3)	INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ron Tremblay Director, President & CEO	1,500,000 5,000,000	$1.00 $1.65	Sep 3, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Annie Chan CFO	50,000	$1.00	Jun 7, 2017	Nil	Nil	Nil	Nil
Lisa Sharp Former CFO	50,000 50,000	$1.00 $1.65	Sep 3, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Victor Chevillon VP Exploration	100,000 200,000 500,000 2,000,000	$0.35 $0.70 $1.00 $1.65	Sep 14 2012 Jan 28, 2015 Sep 3, 2015 Mar 25, 2016	$34,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)
The in-the-money option value is the difference between the market value of the underlying securities as at March 30, 2012 and the exercise price of the option. The Company is using March 30, 2012 as its closing market price, as March 31 fell on a Saturday.  The closing market price of the Company’s common shares as at March 30, 2012 was $0.69 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2012:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	Nil	Nil	Nil
Annie Chan CFO	Nil	Nil	Nil
Lisa Sharp Former CFO	Nil	Nil	Nil
Victor Chevillon VP Exploration	Nil	Nil	Nil

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

USE OF FINANCIAL INSTRUMENTS

The Company does not have in place policies which restrict the ability of directors or NEOs to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or NEO. Any such purchases would be subject to applicable insider reporting requirements.

5)	TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company entered into a separate consulting agreement between Stone’s Throw (Barbados) Ltd., a company wholly owned by Ron Tremblay, and Chevillon Exploration Consulting, a company wholly owned by Vic Chevillon, on April 1, 2011 under which there are specified provisions for termination of employment or change of control.

Each agreement can be terminated at any time prior to the expiry of the term, as follows:

a) by the consultant giving the Company not less than 3 months prior notice of such termination;

b) by the Company giving the consultant 3 months prior notice of such termination along with a termination payment equal to 3 times the annual consulting fee; and

c) at any time during the term of contract, should a change of control (as defined below) event occur the consultant will be entitled to a severance payment equal to 3 times the annual consulting fee immediately.

A “change of control” shall be deemed to have occurred when any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors; or completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

(i)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another  entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(ii)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

1.	Stone’s Throw (Barbados) Ltd.: the consultant would be entitled to a severance payment equal to three times the annual consulting fee, amounting to a total of $720,000; and

2.	Chevillon Exploration Consulting: the consultant would be entitled to a severance payment equal to three times the annual consulting fee, amounting to a total of $540,000.

6)	DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended March 31, 2012:

Director Compensation Table

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gary Robertson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robert Roberts	NIL	NIL	NIL	NIL	NIL	NIL	NIL
J. Trevor Eyton(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robert Cameron(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Geoffrey Chater(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Barbaro	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Summary Compensation Table” above.
(2)	On April 11, 2011, Mr. Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company.

No director of the Company who is not a NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Given the size of the Company and its stage of development, the Company has chosen to compensate its directors with stock options rather than with director fees.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2012:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Glasier	100,000 150,000	$1.00 $1.65	Sept 3, 2015 Mar 25, 2015	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Gary Robertson	200,000 200,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$8,000 Nil	Nil Nil	Nil Nil	Nil Nil
David Wolfin	100,000 100,000 100,000	$0.25 $1.00 $1.65	Apr 28, 2014 Sep 3, 2015 Mar 25, 2016	$44,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ron Barbaro	200,000 300,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$8,000 Nil	Nil Nil	Nil Nil	Nil Nil
Robert Roberts	200,000	$1.50	Oct 3, 2016	Nil	Nil	Nil	Nil
J. Trevor Eyton(3)	N/A	N/A	N/A	N/A	Nil	Nil	Nil
Robert Cameron(3)	N/A	N/A	N/A	N/A	Nil	Nil	Nil
Geoffrey Chater(3)	N/A	N/A	N/A	N/A	Nil	Nil	Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.
(2)
The in-the-money option value is the difference between the market value of the underlying securities as at March 30, 2012 and the exercise price of the option. The Company is using March 30, 2012 as its closing market price, as March 31 fell on a Saturday.  The closing market price of the Company’s common shares as at March 30, 2012 was $0.69 per common share.

(3)	On April 11, 2011, Mr. Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended March 31, 2012:

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
David Wolfin	Nil	Nil	Nil
Ron Barbaro	Nil	Nil	Nil
Robert Roberts	Nil	Nil	Nil
J. Trevor Eyton(3)	Nil	Nil	Nil
Robert Cameron(3)	Nil	Nil	Nil
Geoffrey Chater(3)	Nil	Nil	Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(3)	On April 11, 2011, Mr. Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company.

SCHEDULE “B”

LEVON RESOURCES LTD.
(the “Company”)

CODE OF BUSINESS PRACTICE & CONDUCT

Levon requires that its directors, officers and employees maintain the highest level of integrity in their dealings with each other and with the public on behalf of Levon. This Code of Business Practices & Conduct (Code) is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to Levons business. It is intended to:

•	promote honest and ethical conduct and manage conflicts that may arise;
•
promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities (the “Commissions”);

•	promote compliance with applicable governmental rules and regulations
•	provide guidance to directors, officers and employees of Levon to help them recognize and deal with ethical issues;
•	provide a mechanism to report unethical conduct; and
•	help foster a culture of honesty and accountability.

Our directors have committed that they will comply at all times with the principles set forth in this Code and they expect each of our officers and employees to do likewise. A copy of this Code is available to any interested party on request to Levon’s Compliance Officer, Dorothy Chin, email: dchin@oniva.ca.

Article I. Ethical Conduct

Each of our directors, officers and employees will:

•	manage all conflicts of interest that may arise in accordance with the established conflict policies;
•
provide, or cause to be provided, full, fair, accurate, timely and plain disclosure in reports and documents that Levon files with, or submits to, the Commissions and in other public communications made by Levon;

•	comply, and take reasonable actions to encourage others within Levon to comply, with applicable governmental laws, rules and regulations;
•	promptly report violations of this Code ; and
•	promote accountability for adherence to this Code.

Levon’s records must be prepared accurately and maintained properly in accordance with our audit committee policies/charter and with all applicable laws, rules and regulations. No false, artificial or deceptive entries may be made in Levon’s records for any reason. In addition, it is important to remember that Levon’s records belong to Levon. Therefore, Levon’s records should not be removed from Levon’s property except for a legitimate business reason, and any documents so removed should be returned to Levon’s property as soon as practical.

Accounting procedures and controls are prescribed by policies set out in the Audit Committee Charter. Within these policies, the senior officers of Levon have the primary responsibility for establishing and monitoring adequate systems of internal accounting and controls in accordance with sound accounting principles, and all employees must adhere to these controls. Levon’s auditors will be asked from time to time to monitor and report upon these internal controls. Employees are required to cooperate completely and forthrightly with Levon’s independent auditors. No officer or director or employee may engage in, allow or conceal any financial or bookkeeping irregularity.

Article II. Conflicts of Interest and Board Procedures for Resolution of the same.

Directors, officers and employees have a primary business responsibility to Levon and must take all reasonable actions necessary to manage all conflicts that may arise in accordance with their established conflict policies. The Compliance Officer shall file a report with the Corporate Governance & Nominating Committee of the Board of Directors of any transactions in contradiction with the code that have been reported. Members of the Corporate Governance & Nominating Committee who are uninvolved in the circumstances giving rise to the potential or actual conflict of interest will review the matter.

Article III. Corporation Assets

Directors, officers and employees of Levon shall take reasonable steps to protect the Corporation’s assets and ensure their efficient use, in addition to ensuring Levon’s assets are used only for the Levon’s legitimate business purposes.

Article IV. Confidentiality of Corporate Information

Directors, officers and employees of Levon must maintain the confidentiality of all information entrusted to them by Levon, unless disclosure is authorized by Levon or is legally required. Confidential information includes all information relating to Levon that may be of use to Levon’s competitors that is not otherwise public information or information that has been entrusted to Levon by its advisors or others that have a relationship with Levon. Directors, officers and employees of Levon shall comply with confidentiality provisions contained in agreements to which they or Levon is a party.

Article V. Fair Dealing

Levon seeks to outperform its competitors fairly and honestly. Levon seeks competitive advantages through superior performance, never through unethical or illegal business practices. Each director, officer and employee of Levon should endeavor to respect the rights of and deal fairly with Levon’s clients and investors. No Director, officer or employees of Levon should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair practice.

Article VI. Compliance with Laws, Rules and Regulations

Directors, officers and employees must comply, at all times and in all material respects, with all laws, rules and regulations applicable to Levon.

Article VII. Reporting Illegal or Unethical Behavior

The Corporate Governance & Nominating Committee of the Board of Directors has established several options for any director, officer, employee of Levon seeking compliance advice or reporting misconduct or violations of this Code of Ethics. You can contact the Compliance Officer, Dorothy Chin, (604 682-3701 ext. 222) or the Corporate Governance & Nominating Committee Chairperson, Gary Robertson at (506 852-8832), or our outside legal counsel, Neville McClure, (604 631-1324).

Anyone who seeks advice, raises a concern or reports misconduct or a violation of this Code is following the requirements of this Code and the desires of the Board of Directors. We encourage such action. Levon will not permit retaliation for reports made in good faith about violations of the law, rules, regulations or this Code of Business Practices and Conduct.

Article VIII. Reporting Complaints or Concerns about Accounting Matters

Canadian regulators have established rules requiring public companies to establish procedures for: (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential anonymous submission by employees of Levon of concerns regarding potential fraud, questionable accounting or auditing matters. Multilateral Instrument 52-110 requires an anonymous reporting procedure to be established.

Anyone having a complaint regarding potential fraud, accounting, internal accounting controls or auditing matters or a concern regarding questionable accounting or auditing matters, is encouraged to submit such written complaint or concern to:

Levon Resources Ltd.
Attention: Audit Committee Chairman
Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1
Fax: 604 682-3600

The submission should include a detailed description of the activity regarding which there is a complaint or concern and, if known, should specify the date(s) and location(s) of such activity. Complaints or concerns may be submitted anonymously.

The Chairman of the Audit Committee (the “Chairman”) will review the details of any submissions and will determine what action will be taken. If a submission is not made anonymously, the Chairman will notify the person making the submission of the action proposed to be taken in response. All written submission will be retained by the Chairman.

Submissions will be kept confidential and will only be disclosed by the Chairman of the Audit Committee and otherwise as is necessary to provide a response. The identity of persons making submissions regarding complaints or concerns about accounting matters will not be disclosed by the Chairman without consent.

Article IX. Amendment to, or Waiver of, this Code

Any amendment to, or waiver of, any provision of this Code with regard to any person to whom it applies must be approved by the Board. In the event that members of the Board will be personally affected by a waiver of this Code, such waiver shall be approved by a committee consisting entirely of members of the Board who will not be personally affected by such waiver.

SCHEDULE “C”

LEVON RESOURCES LTD.
(the “Company”)

COMPENSATION COMMITTEE TERMS OF REFERENCE

1.	Constitution

These Terms of Reference were adopted and approved by the Board on December 1, 2011.

2.	Purpose

The Committee shall:

2.1	Ensure that independent non-executive directors determine and review the compensation of executives on behalf of the Board; and

2.2	Design the compensation policies and packages so as to attract, retain and motivate quality employees while not exceeding market rates.

3.	Authority

3.1
The Committee is authorized by the Board to investigate and undertake any activity within these Terms of Reference. It is authorised to seek any information it requires from any employee or director of Levon or any of its subsidiary companies, and all such employees or directors will be directed to co-operate with any request made by the Committee.

3.2
If the Committee considers it necessary so to do, it is authorized by the Board to obtain external legal and other independent professional advice to assist it in the performance of its duties, to secure the services of outsiders with relevant experience and expertise and to invite those persons to attend meetings of the Committee. The cost of obtaining any advice or services will be paid by Levon within the limits authorised by the Board. The chairman of the Board will be informed before any external advice or services is sought and consulted about the Committee’s proposals relating to the compensation of executive directors.

4.	Composition

4.1
The members of the Committee shall be appointed by the Board, on the recommendation of the Corporate Governance and Nomination Committee (“CGN”), in consultation with the chairman of the CGN. The Committee shall consist exclusively of independent non-executive directors of Levon (for this purpose an independent non-executive director is one who neither has involvement in the day to day running of Levon nor holds an executive appointment with another company on which one of the other directors is also an executive director of Levon).

4.2	The Committee shall be comprised of not less than three (3) members, who shall be appointed by the Board from time to time.

4.3	The chairman of the Committee shall be appointed by the Board.

4.4	The chairman and/or chief executive officer of Levon shall when appropriate be invited to attend meetings to discuss the performance of executive directors and to make proposals as necessary.

4.5	The Committee may invite other individuals such as other directors or external advisors to attend all of part of any meeting as and when appropriate.

4.6	The Levon secretary shall be the secretary of the Committee.

5.	Meetings and Voting

5.1
The Committee shall meet at least twice each year at the times and locations agreed by the members of the Committee. Any member of the Committee may at any time convene a meeting of the Committee by notice in writing to the other members.

5.2
The quorum necessary for the transaction of business shall be two (2). A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

5.3	Except as provided at paragraph 5.4, any director of Levon has the right to attend and speak but not vote at any meeting of the Committee.

5.4
No executive director of Levon may be present at a meeting of the Committee or during the discussion of his compensation, nor may she/he participate in any recommendation or decision concerning his compensation.

5.5	Each member of the Committee has one vote on all matters to be determined by the Committee. In the event of a deadlock the chairman of the Committee has a casting vote.

5.6	Meetings of the Committee shall be summoned by the secretary at the request of any member.

6.	Duties

6.1
The Committee shall determine and agree with the Board the framework or broad policy for the remuneration of Levon’s chief executive, chairman, the executive directors, the secretary and such other members of the executive management as it is designated to consider. The remuneration of non-executive directors shall be a matter for the chairman and the executive members of the Board. No director or manager shall be involved in any decisions as to their own remuneration.

6.2
In determining such policy, the Committee shall take into account all facts which it deems necessary. The objective of such policy shall be to ensure that the members of the executive management of Levon are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to the success of Levon.

6.3	The Committee shall review the ongoing appropriateness and relevant of the remuneration policy.

6.4
Within the agreed policy, the Committee shall consider and determine the total individual remuneration package of each executive director and other senior executives including bonus, incentive payments and shares options or other share awards.

6.5	The Committee shall determine the targets for, any performance-related pay schemes operated by Levon and approve the total annual payments made under such schemes.

6.6
The Committee shall review the design of all share incentive plans approved by the Board and the shareholders. For any such plans, it shall determine each year whether awards will be made, and if so, the overall amount of such awards, the individual awards to executive directors and other senior management and the performance targets to be used.

6.7	The Committee shall determine the policy for, and scope of, pension arrangements for each executive director and other senior executives.

6.8
The Committee shall ensure that terms of any executive employment contracts (including severance pay), and any termination payments (made with, or without a contract), are fair to the individual, and Levon, that failure is not rewarded and that the duty to mitigate loss is fully recognized.

6.9
The Committee shall be exclusively responsible for establishing the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants who advise the Committee; and it shall obtain reliable, up-to-date information about remuneration in other companies of comparable size and type. Levon shall have full authority to commission any reports or surveys which it deems necessary to help it fulfill its obligations.

6.10	The Committee shall consider such other matters as may be requested by the Board.

6.11
In undertaking the above duties, the Committee shall bear in mind the size, profitability and market capitalization of Levon, its reputation and its performance relative to other similar companies, the performance of individuals and the best interests of shareholders.

7.	Reporting and Notice

7.1
Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda of the matters to be discussed at the meeting shall be forwarded to each member (and any other person required to attend) no later than seven (7) days before the date of the meeting. Any supporting papers shall be timely sent to each attendee at the same time.

7.2	The chairman of the Committee shall attend the annual general meeting prepared to respond to any shareholder questions on the Committee’s activities.

7.3	The secretary shall minute the proceedings and resolutions of all Committee meetings, including the name of those present and in attendance.

7.4	Minutes of the Committee meetings shall be circulated promptly to all members of the Committee and, once agreed, to all members of the Board, unless a conflict of interest exists.

8.	Other

8.1
The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure that it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

8.2	The recommendations of the Committee minutes must be approved by the Board before they can be implemented.

SCHEDULE “D”

LEVON RESOURCES LTD.
(the “Company”)

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

1.	PURPOSE

The Governance and Nominating Committee (the “Committee”) shall act in an advisory capacity only to the board of directors (the “Board”) of Levon Resources Ltd. (the “Company”) (i.e. review/recommend matters to the Board) with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

(i)	manage the corporate governance system for the Board;

(ii)	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and ‘codes of best practice’ of corporate behaviour and conduct;

(iii)	assist in the creation of a corporate culture and environment of integrity and accountability;

(iv)	monitor the quality of the relationship between the Board and management of the Company;

(v)	review the Chief Executive Officer’s succession plan;

(vi)	recommend to the Board nominees for appointment of the Board;

(vii)	lead the Board’s annual review of the Chief Executive Officer’s performance; and

(viii)	annually review and set an agenda of the Board on an ongoing basis.

2.	COMPOSITION AND ORGANIZATION

2.1
Annually, following the Annual General Meeting of the Company, the Board shall elect from its members not less than three directors to serve on the Committee. The members of the Committee shall meet the independence requirements of the applicable TSX and securities rules.

2.2	The Board shall appoint one of the directors of the Committee as the Committee Chair (the “Committee Chair”).

2.3	Each member shall hold office until the close of the next Annual General Meeting of the Company or until the member resigns or is replaced, whichever first occurs.

2.4	The Committee shall meet as required, but at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any two members.

2.5
The Committee may invite such directors, officers and employees of the Company or other advisors as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee.

3.	DUTIES AND RESPONSIBILITIES

(i)	Develop and monitor the Company’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer this process.

(ii)	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

(iii)	Review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the Chief Executive Officer.

(iv)	Review with the Board, on a regular basis, the methods and processes by which the Board fulfils its duties and responsibilities, including without limitation:

(a)	the size of the Board;

(b)	the number and content of meetings;

(c)	the annual schedule of issues to be presented to the Board at its meetings or those of its committees;

(d)	material which is to be provided to the directors generally and with respect to the meetings of the Board or its committees;

(e)	resources available to the directors; and

(f)	the communication process between the Board and management.

(v)	Review and, as necessary, authorize a committee or an individual director to engage separate independent counsel and/or advisors at the expense of the Company in appropriate circumstances.

(vi)	Make recommendation to the Board regarding changes or revisions to the Board’s Corporate Governance Guidelines;

(vii)	Evaluate and make recommendations to the Board concerning the appointment of directors to the committees and the selection of Board committee chairs;

(viii)	Annually evaluate and report to the Board on the performance and effectiveness of the Board and its committees;

(ix)
Annually, in conjunction with the Chief Executive Officer, evaluate the performance of the Company’s management (other than the Chief Executive Officer). Conduct an annual review of succession planning and report its findings and recommendations to the Board;

(x)	Evaluate and lead the Board’s annual review of the Chief Executive Officer’s performance; and

(xi)	Annually review and evaluate its performance.

3.2	Nominations

(i)
Annually, in consultation with the Chairman of the Board and the Chief Executive Officer, present to the Board a list of individuals recommended for election to the Board at the annual meeting of shareholders.

(ii)	Before recommending an incumbent, replacement or additional director, review his or her qualifications, availability to serve, conflicts of interest and other relevant factors.

(iii)	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

4.	ACCOUNTABILITY

4.1	The Committee shall report to the Board of Directors at its next meeting of deliberations and actions it has taken since the previous report.

4.2	The minutes of all meetings of the Committee will be made available for review by any member of the Board or request to the Chairman of the Committee.

SCHEDULE “E”

LEVON RESOURCES LTD.
(the “Company”)

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee (the “Committee”) of the Board of the Company is to provide an open avenue of communication between management, the Company’s independent auditors and the Board and to assist the Board in its oversight of:

(a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

(b)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

(c)	the independence and performance of the Company’s independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Company’s Articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chair from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).

Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.
Review with management and the independent auditors the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors’ judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditors without the presence of management.

8.	Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Company by the independent auditors.

10.
Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Company and all non-audit work performed for the Company by the independent auditors.

11.	Establish and review the Company’s procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed form time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (Canada) and the Articles of the Company.